UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1
TOM Online Inc.

(Name of Subject Company)
TOM Online Inc.
TOM Group Limited

(Names of Filing Persons)
Ordinary Shares, par value HK $0.01 per share
American Depositary Shares, each representing 80 Ordinary Shares

(Title of Class of Securities)
889728200 (Ordinary Shares)
US8897282005 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Peter Schloss	Angela Mak Soek Fun
TOM Online Inc.	TOM Group Limited
8th Floor, Tower W3, Oriental Plaza	48th Floor, The Center
No. 1 Dong Chang An Avenue	99 Queen’s Road Central
Beijing, China 100738	Hong Kong, China
Tel: (8610) 6528-3399	Tel: (852) 2121 7838

with copies to

Mark S. Bergman
Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: 44 20 7367 1601	Thomas B. Shropshire, Jr. Linklaters One Silk Street London EC24 8HQ United Kingdom Tel: 44 20 7456 2000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,993,687.88	$6,170.51

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,033,766,075 Scheme Shares (either directly or in the form of American Depositary Shares, each representing 80 Ordinary Shares), par value HK$0.01 per share, of TOM Online, which represents all shares outstanding on the date hereof and not owned by TOM Group Limited, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, at a purchase price of HK$1.52 per Ordinary Shares or HK$121.60 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.81778 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 25, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.
Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $6,170.51
FORM OR REGISTRATION NO.: Schedule 13E-3
FILING PARTY: TOM Online Inc. and TOM Group Limited
DATE FILED: April 30, 2007

Item 16. Exhibits
SIGNATURE
Exhibit Index
Exhibit (a)(5)(5)

Introduction
     This Amendment No. 1 amends the Schedule 13E-3 initially filed by (1) TOM Online Inc., a company incorporated in the Cayman Islands with limited liability and (2) TOM Group Limited, a company incorporated in the Cayman Islands with limited liability, with the Securities and Exchange Commission on April 30, 2007.
Item 16. Exhibits.

Exhibit
Number	Description

(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(b)(1)*	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(3)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(4)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(d)(1)*	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy card of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy card of the Extraordinary General Meeting for Scheme Shareholders of TOM Online Inc.

*	Previously filed with the SEC.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM ONLINE INC.

By:	/s/ Peter Schloss

Name:	Peter Schloss
Title:	Director
Date:	May 1, 2007

TOM GROUP

By:	/s/ Angela Mak

Name:	Angela Mak
Title:	Director
Date:	May 1, 2007

Exhibit Index

Exhibit
Number	Description

(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(b)(1)*	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(3)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(4)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(d)(1)*	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy card of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy card of the Extraordinary General Meeting for Scheme Shareholders of TOM Online Inc.

*	Previously filed with the SEC.